March 18, 2015

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century World Mutual Funds, Inc. (the “Registrant”) (File Nos. 33-39242; 811-06247)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on February 6, 2015, regarding Post-Effective Amendment No. 62, filed on December 22, 2014, to the Registrant’s registration statement for the NT International Small-Mid Cap Fund and the NT International Value Fund (collectively, the “Funds”).  For your convenience, we restated each of your comments prior to our responses.

1.	Comment: For each of the Funds, explain the difference in the unified management fee for Investor, Institutional, and R6 Class shares.

Response:  As noted in the Fees and Expenses table of each of the prospectuses, the unified management fee for the NT International Small-Mid Cap Fund is 1.47% for the Investor Class, 1.27% for the Institutional Class, and 1.12% for R6 Class and the unified management fee for the NT International Value Fund is 1.30% for the Investor Class, 1.10% for the Institutional Class, and 0.95% for the R6 Class.  The Multiple Class Information section of each fund’s prospectuses explains the difference in the Funds’ Investor, Institutional, and R6 Classes’ unified management fees as follows:

The fund offers multiple classes of shares, which have different fees and expenses. The difference in the fee structures between the classes is the result of their separate arrangements for shareholders and distribution services, which may be provided indirectly through another American Century mutual fund.  The difference in fee structure between the classes is not the result of any difference in advisory or custodial fees or other expenses related to management of the fund’s assets, which do not vary by class.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
March 18, 2015

Because the fund’s shares are available for purchase only by other funds advised by American Century Investments (funds of funds), the fund’s arrangements for shareholder and distribution services take into account the varying levels of services required by shareholders of different classes of the funds of funds.  For example, the Institutional Class and R6 Class shareholders of the funds of funds do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. In addition, American Century does not pay any service, distribution or administrative fees to financial intermediaries for R6 Class shares. As a result, the advisor is able to charge lower fees in connection with servicing these investors. Different fees and expenses will affect performance.

2.	Comment: With respect to the NT International Small-Mid Cap Fund, please explain how the fund determines that a company is “located in” a foreign developed country.

Response: The fund’s Objectives, Strategies and Risks section states:

“In determining where a company is located, the portfolio managers will consider various factors, including where the company is headquartered, where the company’s principal operations are located, where the company’s revenues are derived, where the principal trading market is located and the country in which the company was legally organized. The weight given to each of these factors will vary depending on the circumstances in a given case.”

We also added a list of countries the fund considers to be developed.

3.
Comment: Describe how NT International Small-Mid Cap Fund will comply with Rule 35d-1, because the fund uses the word “international” in its name. Specifically, indicate that at least 40% of the fund’s assets will be invested in foreign investments.

Response: As stated in the SEC’s Frequently Asked Questions about Rule 35d-1, Question 10, “The term[] “international . . . connote[s] diversification among investments in a number of different countries throughout the world, and therefore the use of [this term] is not subject to the rule.” Furthermore, in discussions with the Investment Company Institute, memorialized in ICI Memorandum 26215 regarding SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215), the SEC staff indicated that it expects funds using the term “international” in their names to explain how they intend to invest consistent with this connotation. The staff suggested one way to satisfy this requirement is to state that the fund will invest at least 40 percent of fund assets outside the United States. But the staff indicated that this approach is not compulsory. The staff noted that “statements to the effect that the fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.” We believe the fund’s disclosure that “The fund’s assets will be invested primarily in equity securities of companies that . . . are located in foreign developed countries,” is

Ms. Karen Rossotto
March 18, 2015

consistent with the staff’s guidance. Accordingly we respectfully decline to add the requested disclosure.

4.	Comment: In both of the Funds’ strategy sections, please add the parenthetical “plus any borrowings for investment purposes” following the 80% of net assets language.

Response: The Funds have a fundamental policy against borrowing any money, except for temporary or emergency purposes, as set out in the Funds’ statement of additional information.  Accordingly, we believe it could be confusing and potentially even misleading to investors if we add the suggested language—“plus any borrowings for investment purposes”—to the prospectus disclosures, without also disclosing that the Funds have a fundamental investment policy against borrowing. Given the Funds’ fundamental investment policies, we believe the current disclosure is better suited to the Funds’ situations.

5.
Comment: Given that both of the Funds are available for purchase only by other funds advised by American Century Investments, delete the reference to “investments by 529 college savings plans” in the Redemption Risk bullet point in the Principal Risks sections.

Response: We removed this reference.

6.	Comment: With respect to the NT International Small-Mid Cap Fund, add the risks of active and frequent trading of portfolio securities to the Fund Summary section.

Response: We made this change consistent with Instruction 7 to Item 9(b), which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund’s principal investment strategies.

7.
Comment: With respect to the definition of “Equity Securities” in the Objectives, Strategies and Risks section of both of the Funds, discuss whether any of the named components, specifically stock futures contracts and stock index futures contracts, are principal to the Funds’ strategies.

Response: The Funds have the ability to invest in stock futures contracts and stock index futures contracts, however, such investment types are not principal strategies of the Funds. The definition includes examples of equity securities, but does not mean the Funds invest in these securities as a principal strategy.

8.	Comment: With respect to the NT International Small-Mid Cap Fund, rephrase in plain English the sentence, “This includes companies whose growth rates, although

Ms. Karen Rossotto
March 18, 2015

still negative, are less negative than prior periods, and companies whose growth rates are expected to accelerate.”

Response: We believe this sentence is in plain English. We respectfully decline to make any change.

9.
Comment: With respect to the NT International Small-Mid Cap Fund, please describe futures contracts in the Principal Investment Strategies section if these types of securities are principal to the fund’s strategy.

Response: Futures contracts are not principal to the fund’s investment strategy. We added clarifying disclosure to the description of the fund’s strategy in response to Item 9.

10.	Comment: In both of the Funds’ sections about the Investment Advisor, explain why the disclosure makes reference to a 12b-1 fee when the Funds do not have a 12b-1 fee.

Response: Although these Funds do not currently have a 12b-1 fee, this language comes from the Funds’ management agreements, which may cover other funds that have a 12b-1 fee.

11.	Comment: In both of the Funds, add the language required by Item 10(a)(1) regarding the discussion of the basis for the Board’s approval of the investment advisory contract.

Response: We added the requested language.

12.
Comment: With respect to the NT International Value Fund, please explain how the fund makes the determination that it is investing in issuers “from” a minimum of three countries outside the United States.

Response: In the fund’s Objectives, Strategies and Risks section, we state:

“In determining where a company is located, the portfolio managers will consider various factors, including where the company is headquartered, where the company’s principal operations are located, where the company’s revenues are derived, where the principal trading market is located and the country in which the company was legally organized. The weight given to each of these factors will vary depending on the circumstances in a given case.”

Ms. Karen Rossotto
March 18, 2015

13.
Comment: With respect to the NT International Value Fund, please clarify what is meant by securities that have “characteristics similar to those of the companies that comprise the MSCI EAFE Value Index.”

Response: We clarified the disclosure as requested.

14.	Comment: With respect to the NT International Value Fund, consider disclosing the market capitalization of the companies’ equity securities in which the fund invests.

Response: Although the fund generally invests in large and medium sized companies, the fund does not have a market capitalization limitation.

15.
Comment: With respect to the NT International Value Fund, if investments in emerging markets are part of the fund’s principal investment strategy, add this disclosure to the summary section of the prospectus.

Response: Emerging markets are not a principal strategy of the fund. We added clarifying disclosure.

16.
Comment: With respect to the NT International Value Fund, the Objectives, Strategies and Risks section contains a list of other types of securities that the fund may use “to a lesser degree.” Please clarify that these are not principal investment strategies.

Response: As requested, we revised the disclosure to indicate that certain securities in this list are not principal investment strategies. Additionally, disclosure regarding certain other securities in this list has been moved to the statement of additional information.

17.
Comment: The statement of additional information (SAI) states that “[i]f market action affecting fund securities . . . causes a fund to exceed an investment restriction, the advisor is not required to take immediate action.”  Be sure to disclose the exception for borrowing somewhere, namely, that in certain circumstances, the Fund has three days to reduce the amount of borrowings.

Response.  We added clarifying language. Additionally, the Fundamental Investment Policies section of the SAI discloses the referenced borrowing exception, as follows:

For purposes of the investment policy relating to senior securities, a fund may borrow from any bank provided that immediately after any such borrowing there is asset coverage of at least 300% for all borrowings of such fund. In the event that such asset coverage falls below 300%, the fund shall, within three days thereafter (not including Sundays and holidays) or

Ms. Karen Rossotto
March 18, 2015

such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings is at least 300%.

18.
Comment: In the SAI, the language above the Accounts Managed table states that the new Funds are not included, even though it appears that the required disclosure regarding the Funds’ portfolio managers is included in the table. Please revise the disclosure as appropriate.

Response: We removed the statements about the new Funds.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley L. Bergus
Corporate Counsel